SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 08 July 2010

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

8 July 2010

Bank of Ireland

Bank of Ireland today announces the co-option of Mr Patrick Kennedy as a new non-executive director to the Court of Directors, with effect from 6 July 2010.

Mr Kennedy has been the Chief Executive of Paddy Power PLC since 2006 having previously been an executive director since September 2005 and a non-executive director since March 2004. Prior to joining Paddy Power, Mr Kennedy was Chief Financial Officer of Greencore Group plc, having held a number of senior positions within the Greencore Group. Mr Kennedy also worked with KPMG Corporate Finance both in Ireland and the Netherlands, and as a strategy consultant with McKinsey and Company Management Consultants in London, Dublin and Amsterdam. He is also a non-executive director of Elan Corporation plc.

Mr Kennedy holds a Bachelor of Commerce Degree (Banking & Finance) and a Post Graduate Diploma in Accountancy from University College Dublin. He also has a Post Graduate Diploma in Statistics from Trinity College Dublin and he is a Fellow of the Institute of Chartered Accountants in Ireland.

There were no details requiring disclosure for Mr Kennedy under paragraph 6.6.7 (2) to (6) of the Listing Rules.

/ends

Enquiries:-

Jeremy Crean, Deputy Group Secretary 00-353-76-623-4761
Anne Mathews, Group Corporate Communications 00-353-76-623-4771

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  08 July 2010